ANTHONY L.G., PLLC

LAURA ANTHONY, ESQ. GEOFFREY ASHBURNE, ESQ.* JOHN CACOMANOLIS, ESQ.** CHAD FRIEND, ESQ., LLM SVETLANA ROVENSKAYA, ESQ.***	WWW.ANTHONYPLLC.COM WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM

OF COUNSEL:

MICHAEL R. GEROE, ESQ., CIPP/US****

CRAIG D. LINDER, ESQ.*****

PETER P. LINDLEY, ESQ., CPA, MBA

JOHN LOWY, ESQ.***

STUART REED, ESQ.

MARC S. WOOLF, ESQ.

*licensed in CA

**licensed in FL and NY

***licensed in NY and NJ

****licensed in CA, DC, MO and NY

*****licensed in CA, FL and NY

DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

August 13, 2021

VIA ELECTRONIC EDGAR FILING

Alex Tarrabain

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	CEN Biotech, Inc. Form 10-K for the fiscal year ended December 31, 2020 File No. 0-5557 Filed March 12, 2021

Ladies and Gentlemen,

We acknowledge receipt of the comments from the staff of the Division of Corporate Finance (the “Staff”) set forth in the Staff’s comment letter dated August 2, 2021 (the “Staff Letter”) addressed to Alex Tarrabain, Chief Financial Officer of CEN Biotech, Inc. (the “Company”) regarding the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2020, filed with the Securities and Exchange Commission (the “Commission”) on March 12, 2021 (the “Form 10-K”). We have included a narrative response herein keyed to the comment of the Staff set forth in the Staff Letter. We trust you shall deem the contents of this letter responsive to the Staff Letter.

Form 10-K for the fiscal year ended December 31, 2020

Controls and Procedures, page 40

Comment 1. You state on page 41, among other things, that management conducted "an assessment of the effectiveness of the Company's internal control over disclosure controls and procedures and financial reporting" as of December 31, 2020, but your disclosures do not appear to disclose your conclusion as to whether disclosure controls and procedures are effective or not. Please provide us with proposed disclosure regarding disclosure controls and procedures to be included in your June 30, 2021 Form 10-Q that clearly reflects your conclusion as to the effectiveness of your disclosure controls and procedures as of June 30, 2021.

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

August 13, 2021

Response:         The Company acknowledges the Staff’s comment. On August 12, 2021, the Company filed its quarterly report on Form 10-Q for the period ended June 30, 2021 (the “Form 10-Q”). The Form 10-Q contained disclosure in Part I, Item 4 (“Controls and Procedures”) similar to that included in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2020. The Company proposes to amend the Form 10-Q to include the following disclosure regarding the Company’s disclosure controls and procedures in Part I, Item 4:

We maintain “disclosure controls and procedures,” as that term is defined in Rule 13a-15(e), promulgated by the SEC pursuant to the Exchange Act. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in our company’s reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. Our management, with the participation of our principal executive officer and principal financial officer, evaluated our company’s disclosure controls and procedures as of the end of the period covered by this quarterly report on Form 10-Q. Based on this evaluation, our principal executive officer and principal financial officer concluded that as of June 30, 2021, our disclosure controls and procedures were effective.

If the Staff has any further comments regarding the Form 10-K, please feel free to contact the undersigned.

Sincerely,

Anthony L.G., PLLC

By: /s/ Laura Anthony

       Laura Anthony, Esq.

cc:	Jenn Do/U.S. Securities and Exchange Commission Kevin Vaughn/U.S. Securities and Exchange Commission Alex Tarrabain/CEN Biotech, Inc.